[redacted]

12013154

SEC Mail Processing Section

FEB 28 2012

Washington, DC

125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AD 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 23, 2010 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Burke & Quick Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd
(No. and Street)

Uniondale	NY	11553
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

516-560-7942
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Burke best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke & Quick Partners LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02OL6013969
Qualified in Nassau County
Commission Expires July 12, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURKE & QUICK PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

BURKE & QUICK PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

The Members of
Burke & Quick Partners LLC

We have audited the accompanying statement of financial condition of Burke & Quick Partners LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Burke & Quick Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2012

BURKE & QUICK PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	767,068
Cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i)		1,424,576
Receivables from clearing brokers, including clearing deposits of $275,000		682,927
Securities owned, at fair value		5,422,533
Property and equipment, net		12,343
Prepaid research and other associated costs		332,533
Other assets		266,710
	$	8,908,690
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued research and other associated costs	$	1,431,903
Accounts payable and accrued expenses		200,812
		1,632,715
Members' equity		7,275,975
	$	8,908,690

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Burke & Quick Partners LLC (the "Company") is a Limited Liability Company organized under the laws of the state of New York on March 10, 2010. The Company's operations consist primarily of providing trade execution services in equity and corporate debt securities as well as providing research through soft and hard dollar arrangements.

In November 2010, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing brokers.

The Company conducts substantially all of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research and other qualified services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party services.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2012. Subsequent events have been evaluated through this date.

Research and Other Associated Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commissions are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2011 no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research and other associated costs will be realized.

1. Nature of business and summary of significant accounting policies (continued)

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Cash required to be segregated in accordance with federal rules and regulations are not included in the firm's unrestricted cash balances.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short

Revenue and Expense Recognition from Securities Transactions

Proprietary security transactions are reflected within securities gains and losses and accounted for on a trade-date basis. Unrealized gains and losses are also reflected within securities gains and losses. Dividend income is recorded on the record date with the exception for dividend income from marketable securities which is recorded on the ex-dividend date. Interest is recognized on the accrual basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Office equipment	3 years	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Soft Dollar Arrangements

The Company ensures that, when required, any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

2. Assets acquired and liabilities assumed

Pursuant to an Asset Transfer Agreement between unrelated parties dated December 31, 2010, the firm acquired certain assets and assumed certain liabilities in the course of its business. A total of approximately $1,165,000 of accrued research and other associated costs, a total of approximately $441,000 prepaid research and other associated costs and cash of approximately $724,000 were acquired during the transfer. The combined fair value of the assets acquired and the liabilities assumed approximates $ nil.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

3. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned (at fair value)				
Cash and cash equivalents				
Money market	$ 735,026	$ -	$ -	$ 735,026
Investments in securities				
Common stocks	3,745,654			3,745,654
State and municipal obligations		941,853		941,853
Total investments in securities	$ 4,480,680	$ 941,853	$ -	$ 5,422,533

4. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Office equipment	$ 17,954
Less accumulated depreciation	5,611
	$ 12,343

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Method. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2011, the Company's net capital was approximately $5,836,000, which was approximately $5,586,000 in excess of its minimum requirement of $250,000.

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

The receivables from the clearing brokers are pursuant to these clearance agreements and includes clearing deposits in the amount of $275,000.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

While the company does a significant amount of its total business with two customers the impact of any concentration is reduced further by the soft dollar expenses offsetting revenues. During the year ended December 31, 2011 two customers accounted for net revenues of 19% and 12%, respectively.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, the Company operates pursuant to the (k)(2)(i) exemptive provision of Rule 15c3-3 with respect to its soft dollar business and as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The funds segregated in this account are not used in the normal business operations.

9. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the period November 23, 2010 (commencement of operations) through December 31, 2011 was approximately $181,000.

Aggregate future lease payments of office space and equipment for the future years subsequent to December 31, 2011 are as follows:

2012	$ 133,851
2013	2,040
2014	510
	$ 136,401

10. Margin accounts

During the period November 23, 2010 (commencement of operations) through December 31, 2011 the company maintained investment accounts with financial institutions whereby credit had been extended. The amounts that can be borrowed from these accounts are governed by Regulation T of the Federal Reserve Board and the rate of interest is a function of the amounts borrowed. Currently, the margin requirement for stock is 50%. At December 31, 2011 there were no borrowings on these accounts and the interest paid for the period November 23, 2010 (commencement of operations) through December 31, 2011 relating to borrowings is approximately $7,200.

11. Soft dollar transactions

During 2011, the Company entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28 (e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. During 2011, the Company paid client expenses totaling approximately $14,034,000, of which approximately $6,785,000 was paid on behalf of clients operating outside the scope of Section 28(e). The Company has an outstanding receivable of approximately $333,000 included in prepaid research and other associated costs as of December 31, 2011, and an outstanding liability of approximately $1,432,000 included in accrued research and other associated costs on the statement of financial condition.

The Company is holding a restricted cash account in accordance with SEC Rule 15c3-3(k)(2)(i) of approximately $1,425,000 which is related to proceeds from soft dollar transactions. The Company disburses this cash to third parties on behalf of its customers' as it receives invoices for payments per soft dollar arrangements it has with its customers. This amount is included in cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i) in the accompanying statement of financial condition.

12. Related party transaction

In the ordinary course of business, certain transactions between the related parties have occurred which involved the Managing Member lending securities to the Company on an interest-free, short term basis. The Company subsequently returned the securities to the Member thereby satisfying the loan in full.

13. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.